UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Datawatch Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

237917208
(CUSIP Number)

Jack Ripsteen
Potrero Capital Research, LLC
Two Embarcadero, Suite 420
San Francisco, CA 94111
(415) 576-1103

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 258,809
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 258,809
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,809
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research Partners II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 391,182
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 391,182
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,182
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Potrero Capital Research, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 237917208

1	NAME OF REPORTING PERSON Jack Ripsteen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 649,991
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 649,991
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 649,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP NO. 237917208

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of PCAP and PCAP II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 258,809 Shares directly owned by PCAP is approximately $2,361,671, including brokerage commissions.  The aggregate purchase price of the 391,182 Shares directly owned by PCAP II is approximately $3,657,035, including brokerage commissions.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 8, 2016, Potrero released an investor presentation and issued a press release explaining its views regarding why immediate change is necessary to the Issuer’s Board of Directors, including the Issuer’s repeated underperformance of the market and its peer group, the mismanagement and failed execution the Issuer has suffered from under its current leadership and the poor corporate governance of the Issuer that Potrero believes is eroding stockholder value. Potrero disclosed that it intends to solicit support to “withhold” votes from the Issuer’s incumbent directors at the Issuer’s upcoming 2016 annual meeting of stockholders to send a clear message that it is time for change at the Issuer. The presentation and press release are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 11,667,120 Shares outstanding as of January 27, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on January 29, 2016.

CUSIP NO. 237917208

As of the close of business on March 7, 2016, PCAP beneficially owned 258,809 Shares, constituting approximately 2.2% of the Shares outstanding.

As of the close of business on March 7, 2016, PCAP II beneficially owned 391,182 Shares, constituting approximately 3.4% of the Shares outstanding.

Potrero, as the investment adviser and general partner of PCAP and PCAP II, may be deemed to beneficially own the 649,991 Shares owned in the aggregate by PCAP and PCAP II, constituting approximately 5.6% of the Shares outstanding. Mr. Ripsteen, as the Managing Member of Potrero, may be deemed to beneficially own the 649,991 Shares owned in the aggregate by PCAP and PCAP II, constituting approximately 5.6% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           Each of PCAP, Potrero and Mr. Ripsteen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PCAP.

Each of PCAP II, Potrero and Mr. Ripsteen have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by PCAP II.

(c)           On February 1, 2016, PCAP and PCAP II engaged in an internal rebalancing transaction pursuant to which PCAP II transferred 1,647 Shares to PCAP at a price of $4.11 per Share.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Presentation, dated March 8, 2016.

99.2	Press Release, dated March 8, 2016.

CUSIP NO. 237917208

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2016

POTRERO CAPITAL RESEARCH PARTNERS, LP

By: Potrero Capital Research, LLC, its General Partner

/s/ Jack Ripsteen
Jack Ripsteen
Managing Member

POTRERO CAPITAL RESEARCH PARTNERS II, LP

By: Potrero Capital Research, LLC, its General Partner

/s/ Jack Ripsteen
Jack Ripsteen
Managing Member

POTRERO CAPITAL RESEARCH, LLC

/s/ Jack Ripsteen
Jack Ripsteen
Managing Member

JACK RIPSTEEN

/s/ Jack Ripsteen